UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 9, 2006

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 20

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew reports improved Q4 – 11% revenue growth”, dated February 9, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc (Registrant)

Date: February 9, 2006	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew reports improved Q4 - 11% revenue growth

9 February 2006

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the fourth quarter and full year ended 31 December 2005.

Q4 Highlights

•	Group revenue £385m, up 11%*

•	Orthopaedics revenue £191m, up 15%*

•	Endoscopy revenue £94m, up 9%*

•	Advanced Wound Management revenue £100m, up 6%*

•	Trading profit £89m, up 19%

•	Adjusted EPS up 15%** to 7.11p

Full Year Highlights

•	Group revenue £1,407m, up 11%*

•	Trading margin improves to 20.6%

•	Trading profit £290m, up 16%

•	Adjusted EPS up 14%** to 23.74p

Commenting on the results for 2005 and the outlook for 2006, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“I am pleased to be able to report that we have closed the year with an improved quarter, despite tighter market conditions. Through solid sales growth and improved margins, we have again achieved mid teens earnings growth in the quarter and in the year.”

“The fundamentals for each of our businesses are strong and we continue to bring innovative new products to market that provide better clinical outcomes for patients and save costs for healthcare providers. These are the key factors for success that drive our industry and we believe they will remain in place for the long-term. 2006 is the 150th anniversary of the founding of our company and we start 2006 with growing markets and one of the best new product programmes we have ever had.”

“The organisational changes to our business we are announcing today will position us to capture the opportunity and deliver the next phase of Smith & Nephew’s growth. We face the future with confidence.”

A presentation and conference call for analysts to discuss the company’s fourth quarter results will be held at 1.00pm GMT / 8.00am EST today. The conference call will be broadcast live on the web. A recording will be available on demand as both a streaming file and a podcast shortly following the close of the meeting at http://www.smith-nephew.com/Prelims05. At that time a copy of the Finance Director’s comments made during the presentation will be on the website. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7365 1850 in the UK or 718 354 1152 in the US. Analysts should contact Samantha Hardy on +44 (0) 20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference call details.

News

*	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and the acquisition of MMT in Q1 2004. See note 3 for a reconciliation of these measures to results reported under IFRS.
**	EPSA is stated before restructuring and rationalisation costs and related tax relief, amortisation of acquisition intangibles and the fair value gain made on hedging the anticipated proceeds from the disposal of the joint venture operations. See note 2.

Enquiries

Investors
Peter Hooley Smith & Nephew Finance Director	+44 (0) 20 7401 7646

Investors / Media
Liz Hewitt Smith & Nephew Group Director Corporate Affairs	+44 (0) 20 7401 7646

Financial Dynamics
David Yates – London	+44 (0) 20 7831 3113
Jonathan Birt – New York	+1 (212) 850 5634

Introduction

We generated total revenues of £1,407m for the year, an underlying 11% increase over 2004. Orthopaedics achieved 15% revenue growth in the last quarter despite tighter market conditions. Endoscopy and Advanced Wound Management both increased their revenue growth rates on the previous quarter, with the distortions that impacted Advanced Wound Management earlier in the year largely abated. The fourth quarter is our strongest revenue quarter and this came through at the profit line with a further improved margin.

In December 2005 we announced the disposal of our 50% interest in BSN medical, for approximately £330m. Subject to regulatory approvals for this transaction we expect to complete it shortly. The gain on disposal will be around £170m pre-tax and will be accounted for in 2006.

Board Changes

Dudley Eustace has been our Chairman since January 2000 and will be retiring at the AGM in April 2006. Dudley has made a substantial contribution to Smith & Nephew, particularly in guiding it through its restructuring phase. John Buchanan, Deputy Chairman, has been appointed as Chairman of the board with effect from the AGM in April 2006.

Peter Hooley has been Finance Director since April 1991 and has decided to retire this year. Peter has played a major role in making Smith & Nephew what it is today, as well as establishing its strong present financial position. Adrian Hennah, currently Chief Financial Officer of Invensys plc, has been appointed to the board as Finance Director with effect from June this year.

Our Orthopaedics business has grown strongly in the last five years, with performance consistently ahead of its markets. To develop this business further, we are now identifying two separate business units, Orthopaedic Reconstruction and Orthopaedic Trauma (including Clinical Therapies). This change is at the heart of our strategy to focus our businesses on the markets and customers that they serve.

The board has appointed David Illingworth, currently President of Orthopaedics, as Chief Operating Officer with immediate effect. David will take responsibility for leading the growth of our four business units and report to Chris O’Donnell, Chief Executive, who has particular responsibility for strategy and business development.

Fourth Quarter Results

Revenue growth in the quarter was 11% relative to the same quarter last year. Translational currency added 5% to revenue growth, resulting in reported fourth quarter revenue increasing by 16% to £385m.

Trading profit in the quarter was £89m, a trading margin of 23.2%, and interest and finance costs were £1m. Tax thereon amounted to £26m, an effective tax rate of 29 1/2%. The share of after tax results of the BSN joint venture was £4m, resulting in attributable profit of £66m, before restructuring and rationalisation costs and related tax relief, amortisation of acquisition intangibles and the fair value gain.

Restructuring and rationalisation costs in the quarter were £23m associated with the exit from DERMAGRAFTà and its related products. Attributable profit after restructuring and rationalisation costs and related tax relief, the amortisation of acquisition intangibles and the fair value gain was £50m.

Earnings per share, before restructuring and rationalisation costs and related tax relief, amortisation of acquisition intangibles and the fair value gain (“EPSA”), was 7.11p (35.55p per American Depositary Share, “ADS”), a 15% increase on the fourth quarter last year. Reported earnings per share was 5.34p (26.70p per ADS).

Orthopaedics

Orthopaedics revenues grew by 15%, inside and outside the US, relative to the fourth quarter last year, to £191m. This was achieved against a background in the US of the reconstruction market slowing to around 10% growth in the second half of 2005.

Knee revenues grew 12%, 10% in the US and 15% outside the US. In the US we launched a new OXINIUMà revision knee (LEGIONà) in the quarter, and we plan to launch a second OXINIUMà product, an anatomic knee (JOURNEYà) in early 2006. We expect these new products will help us to gain further share in the knee market.

Hip revenues grew by 13%, 9% in the US. Outside the US revenue growth was 18%, well ahead of the market, with the BHRà hip resurfacing product continuing to provide momentum to hip revenues outside the US. Following an Advisory Panel conditional recommendation for the use in the US of the BHRà product, we are waiting for final approval from the FDA to bring this important product to market.

Trauma revenue growth was 16%. Within the US trauma revenues increased by 20%, reflecting the continued benefit of having established a dedicated sales force and launching earlier in the year the PERI-LOCà locking compression plate system for lower extremities. Outside the US, trauma revenue growth was 10%.

Clinical Therapy revenues, comprising the EXOGENà ultrasound bone healing and SUPARTZà joint fluid therapy products, continued to benefit from sales force investment and grew 31%.

Orthopaedics has grown strongly in the last five years, with performance consistently ahead of its markets. In order to align this business more closely with its customers and markets, Orthopaedics has been divided into two global businesses, Orthopaedic Reconstruction and Orthopaedic Trauma. Scott Flora and Mark Augusti have each been respectively promoted from Senior Vice-President and General Manager to President of these two business units.

Endoscopy

Endoscopy revenues grew by 9% to £94m. US revenue growth was 6% and growth outside the US was 12%, with just under half of revenues now outside the US.

Knee and shoulder repair revenues continued to grow strongly at 20%, reflecting procedural demand and the strength of our product offering. Visualisation and digital operating room, blades and access revenues grew between 7 and 8% and radio frequency, including spine, grew 6%, all benefiting from product introductions.

The project to rationalise Endoscopy’s US manufacturing facilities is progressing to schedule.

Advanced Wound Management

Advanced Wound Management revenues grew 6% in the quarter and exceeded £100m for the first time. US revenue growth was 8% reflecting the abatement of the effects of the reductions in intermediate product sales and distributor inventories experienced earlier in the year. Outside the US revenue growth increased by 5%, a solid performance given healthcare spending pressures in parts of Europe.

Following the exit from DERMAGRAFTà and its related products, minimal sales of these products are expected in 2006. As a result, revenues in 2006 are expected to be adversely affected by around £12m, but trading profits should benefit by around £7m in 2006 from the elimination of losses associated with this product range.

Jim Dick, President of Advanced Wound Management, has decided to retire this year. Joe Woody, Vice President and General Manager of the Clinical Therapies division of Orthopaedics, has been appointed as his successor.

Full Year Results

Underlying revenue growth for the full year was 11%. After 2% of positive translational currency, full year reported revenue growth increased by 13% to £1,407m.

Trading profit for the year was £290m, a 16% increase, with trading margins 0.6% ahead of a year ago at 20.6% and interest income less finance costs was £2m positive. Taxation thereon amounted to £86m, an effective tax rate of 29 1/2%. The share of the after tax results of the BSN joint venture was £17m, resulting in attributable profit of £223m before restructuring and rationalisation costs and related tax relief, amortisation of acquisition intangibles and the fair value gain.

Restructuring and manufacturing rationalisation costs of £47m comprise £8m for the rationalisation of manufacturing facilities at Endoscopy and £39m of asset impairment and restructuring costs associated with the exit from DERMAGRAFTà and its related products.

Attributable profit after restructuring and rationalisation costs and related tax relief, the amortisation of acquisition intangibles and the fair value gain was £187m.

EPSA was 23.74p (118.70p per ADS) for the full year, an increase of 14% on last year. Reported earnings per share was 19.90p (99.50p per ADS).

Operating cash flow, defined as cash generated from operations less capital expenditure, was £94m. This is a trading profit to cash conversion ratio of 60%, before £49m of special contributions to improve the funding of our UK and US defined benefit pension schemes, £26m of settlement payments to patients in respect of macrotextured revisions, which are not being reimbursed by insurers, and £4m of restructuring and rationalisation expenditure. It compares with a 58% conversion ratio a year ago.

This is the first year our results have been reported under International Financial Reporting Standards (“IFRS”). Comparative figures have been restated and reconciliations from UK GAAP are provided in Appendix A to this announcement.

Dollar reporting

The redenomination of the share capital of the company into US dollars has been put into effect. This aligns the capital base of the Group with its effective functional currency. Trading results and the state of affairs will be reported in US dollars from the beginning of 2006. Dividends will in future be declared in US dollars. However, dividend payments to UK residents will continue to be made in sterling. The Group’s shares will continue to be listed on the London Stock Exchange, priced in sterling, and on the NYSE, priced in dollars.

A restatement of this year’s, and last year’s, quarterly results and Balance Sheets as if they had been consolidated in US dollars at the average exchange rates then prevailing is given in Appendix B to this announcement. For the fourth quarter, and the full year, reported revenues and adjusted earnings per ADS under dollar reporting would have been as follows:

	Fourth Quarter		Full Year
Reported revenues	$670m	+6%	$2,552m	+11%
Adjusted earnings per ADS	$ 0.62	+5%	$2.15	+12%

Dividend

This is the first occasion when a dividend is being declared in US dollars and follows the redenomination of the share capital of the company into US dollars. Instead of recommending a final dividend for 2005 the directors have declared a second interim dividend. This enables the company to meet the hedging requirements of IFRS in respect of the sterling amount of the dividends payable to UK residents.

The second interim dividend has been declared in the amount of 6.10 cents per share (30.50 cents per ADS) and will be paid on 12 May 2006 to shareholders on the register at the close of business on 21 April 2006. For UK resident shareholders, and those other shareholders who elect to receive their dividends in sterling, the sterling payable amount will be 3.50 pence per share. Together with the interim dividend of 2.10 pence this makes a total of 5.60 pence for the year 2005, a 10% increase.

Outlook

The fundamentals for each of our businesses are strong and we view the future positively, with product launches and sales force investment underpinning revenue growth in 2006 and beyond.

Orthopaedic Trauma is expected to grow revenues in the mid-teens range whilst Orthopaedic Reconstruction is expected to be slightly below this, reflecting tighter market conditions. Revenue growth at Endoscopy is expected to improve to just into double digits as it benefits from its new product programme. Advanced Wound Management expects revenue growth from continuing products in mid-single digits, reducing to low-single digits after taking into account the exit from DERMAGRAFTà.

Group revenue growth, combined with margin enhancement of around 1 1/2% from ongoing cost and efficiency savings and from exiting DERMAGRAFTà, is expected to deliver high teens growth in trading profit for 2006.

Earnings for 2006 will be affected by a number of specific factors. As previously announced, the divestment of BSN medical will dilute earnings by around 4%. Additionally, a loss of favourable interest rate differentials between the US and the UK, coupled with the move of the Group’s functional currency to US dollars, is expected to dilute earnings by between 3 and 4%. After taking into account those factors, interest/finance income is expected to be around $9m for 2006. We foresee the tax charge increasing by around 1% for the next three years, and this will further dilute 2006 earnings by 1 1/2%. After the effect of these specific factors, EPSA growth of around 7 - 8% is expected for 2006, before translational currency.

For the first quarter of 2006 revenue growth is expected to be in high single digits reflecting the current tighter market conditions and the timing of product launches this year. As a consequence margin expansion is expected to be around  1/2% leading to flat EPSA growth, before currency, in the first quarter. At today’s currency rates the adverse impact of translation would be around 3% in the first quarter.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is the fastest growing global orthopaedics company.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of $2.6 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and operating margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement

for the 3 months and year ended 31 December 2005

3 Months 2004 A £m	3 Months 2005 £m		Notes	Year Ended 2005 £m	Year Ended 2004 A £m
332.2	384.8	Revenue	3	1,407.1	1,248.5
(88.4)	(98.3)	Cost of goods sold		(361.1)	(334.8)
(151.5)	(177.5)	Selling, general and administrative expenses		(688.6)	(597.6)
(17.0)	(19.7)	Research and development expenses		(67.1)	(66.4)

75.3	89.3	Trading profit	4	290.3	249.7
—	(23.2)	Restructuring and rationalisation costs	5	(47.0)	—
(80.0)	—	Macrotextured claim	6	—	(80.0)
(1.3)	(1.4)	Amortisation of acquisition intangibles		(6.0)	(4.4)

(6.0)	64.7	Operating profit	4	237.3	165.3
1.8	1.4	Interest receivable		15.3	16.8
(0.5)	(0.9)	Interest payable		(10.7)	(13.0)
(0.5)	(1.7)	Other finance costs		(2.7)	(1.8)
—	0.9	Fair value of hedge of anticipated sale proceeds of joint venture		0.9	—

(5.2)	64.4	Profit before taxation		240.1	167.3
5.8	(18.6)	Taxation	7	(70.3)	(44.6)

0.6	45.8	Profit from continuing operations		169.8	122.7
4.1	4.3	Discontinued operations: share of results of the joint venture	8	16.9	15.5

4.7	50.1	Attributable profit		186.7	138.2

		Earnings per share	2
		Including discontinued operations:
0.50p	5.34p	Basic		19.90p	14.78p
0.48p	5.33p	Diluted		19.80p	14.67p

		Excluding discontinued operations:
0.06p	4.88p	Basic		18.10p	13.12p
0.05p	4.86p	Diluted		18.00p	13.03p

A As restated for the effect of the transition to International Financial Reporting Standards (“IFRS”) – see Note 1.

In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider will distort comparability, either due to their significant non-recurring nature or as a result of specific accounting treatments.

3 Months 2004 A £m	3 Months 2005 £m		Notes	Year Ended 2005 £m	Year Ended 2004 A £m
4.7	50.1	Attributable profit		186.7	138.2
		Adjustments:
—	23.2	Restructuring and rationalisation costs		47.0	—
80.0	—	Macrotextured claim		—	80.0
1.3	1.4	Amortisation of acquisition intangibles		6.0	4.4
—	(0.9)	Fair value of hedge of anticipated sale proceeds of joint venture		(0.9)	—
(28.0)	(7.1)	Taxation on excluded items		(16.1)	(28.0)

58.0	66.7	Adjusted attributable profit	2	222.7	194.6

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Group Balance Sheet as at 31 December 2005

	Notes	2005 £m	2004 A, B £m
ASSETS
Non-current assets
Property, plant and equipment		343.1	290.3
Intangible assets		391.4	375.3
Investment in joint venture		—	120.7
Investments		5.8	4.9
Non-current receivables		0.3	1.2
Non-current asset derivatives		—	24.4
Deferred tax assets		76.7	67.6

		817.3	884.4

Current assets
Inventories		355.3	284.9
Trade and other receivables		360.7	298.2
Current asset derivatives		5.9	22.0
Cash and bank		88.4	32.6

		810.3	637.7

Held for sale – investment in joint venture		126.5	—

TOTAL ASSETS		1,754.1	1,522.1

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital		114.9	114.5
Share premium account		169.7	159.6
Own shares		(2.0)	(4.2)
Other reserves		13.8	1.4
Retained earnings		566.4	430.7

Total equity	10	862.8	702.0

Non-current liabilities
Long-term borrowings		122.6	152.6
Retirement benefit obligation		110.6	146.8
Other payables due after one year		9.1	13.7
Provisions – due after one year		28.1	31.8
Non-current liability derivatives		—	2.1
Deferred tax liabilities		31.0	40.9

		301.4	387.9

Current liabilities
Trade and other payables		263.4	231.5
Bank overdrafts and loans due within one year		132.1	32.3
Provisions – due within one year		52.6	49.9
Current liability derivatives		17.5	12.7
Current tax payable		124.3	105.8

		589.9	432.2

Total liabilities		891.3	820.1

TOTAL EQUITY AND LIABILITIES		1,754.1	1,522.1

A	As restated for the effect of the transition to IFRS.
B	Before adjustment for the effects of IAS 32 and 39.

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement

for the 3 months and year ended 31 December 2005

3 Months 2004 A £m	3 Months 2005 £m		Year Ended 2005 £m	Year Ended 2004 A £m
		Net cash inflow from operating activities
(6.0)	64.7	Operating profit	237.3	165.3
25.1	23.0	Depreciation, amortisation and impairment	99.8	71.6
1.5	1.5	Share based payment expense	7.4	6.1
58.8	(42.2)	Movement in working capital and provisions C	(139.9)	(15.7)

79.4	47.0	Cash generated from operations	204.6	227.3
1.3	0.5	Net interest received	4.6	3.8
(13.0)	(18.9)	Income taxes paid	(61.9)	(37.9)

67.7	28.6	Net cash inflow from operating activities	147.3	193.2

		Cash flows from investing activities
(7.4)	(4.1)	Acquisitions	(13.9)	(36.7)
—	—	Cash acquired on acquisition	—	1.8
8.2	7.7	Dividends received from the joint venture E	13.9	14.1
(33.2)	(27.1)	Capital expenditure	(110.3)	(101.1)

(32.4)	(23.5)	Net cash used in investing activities	(110.3)	(121.9)

35.3	5.1	Cash flow before financing activities	37.0	71.3

2.6	4.2	Proceeds from issue of ordinary share capital	10.5	8.0
(1.7)	(0.2)	Own shares purchased	(0.2)	(4.1)
(17.8)	(19.7)	Equity dividends paid	(49.7)	(46.7)
(29.3)	23.8	Increase/(decrease) in borrowings and finance leases	19.5	(60.6)
8.5	0.6	Settlement of currency swaps	(1.7)	39.8

(37.7)	8.7	Net cash used in financing activities	(21.6)	(63.6)

(2.4)	13.8	Net increase/(decrease) in cash and cash equivalents	15.4	7.7
24.4	23.6	Cash and cash equivalents at beginning of period	22.3	14.4
0.3	0.6	Exchange adjustments	0.3	0.2

22.3	38.0	Cash and cash equivalents at end of period D	38.0	22.3

A	As restated for the effect of the transition to IFRS.
C	After £49.4 million (2004 – nil) of special pension fund contributions, £25.7 million (2004 - £17.2 million) unreimbursed by insurers relating to macrotextured knee revisions and £3.7 million (2004 - £2.2 million) of outgoings on rationalisation and acquisition integration costs in the year.
D	Cash and cash equivalents at the end of the period are net of overdrafts of £50.4 million (2004 - £10.3 million).
E	Discontinued operations accounted for £13.9 million (2004 - £14.1 million) of net cash flow from investing activities.

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Group Statement of Recognised Income and Expense

for the 3 months and year ended 31 December 2005

3 Months 2004 A £m	3 Months 2005 £m		Year Ended 2005 £m	Year Ended 2004 A £m
4.7	50.1	Attributable profit	186.7	138.2

0.4	5.9	Translation differences on foreign currency net investments	10.8	0.1
—	0.9	Gains on cash flow hedges	9.1	—
(14.6)	(8.9)	Actuarial losses on defined benefit plans	(10.3)	(14.6)
4.6	1.3	Taxation on items taken directly to equity	2.0	4.6

(9.6)	(0.8)	Net income/(expense) recognised directly in equity	11.6	(9.9)
—	—	Restatement for the effects of IAS 32 and 39 B	(5.5)	—

(4.9)	49.3	Total recognised income and expense	192.8	128.3

A	As restated for the effect of the transition to IFRS.
B	As detailed in Note 1, on 1 January 2005 the balance sheet was restated for the effects of IAS 32 and 39.

NOTES

1.

Smith & Nephew plc has previously prepared its primary financial statements under UK generally accepted accounting principles (“UK GAAP”). From 2005 the Group is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (“EU”). For the purposes of this document the term IFRS includes International Accounting Standards (“IAS”).

These results represent the first annual financial statements the Group has prepared in accordance with its accounting policies under IFRS. A description of how the Group’s reported performance and financial position are affected by this change, including reconciliations from UK GAAP to IFRS for prior year results and the revised summary of significant accounting policies under IFRS, is published under Report and Results in the Investors section of the corporate website at

www.smith-nephew.com/investors/reports_results.html. If required, printed copies are available from the Company Secretary.

The Group is required to apply all relevant standards in force at its first reporting date of 31 December 2005.

As permitted under IFRS 1, First Time Adoption of International Financial Reporting Standards, management has elected not to restate comparative information for the Financial Instrument Standards IAS 32 and IAS 39. A restatement of the opening balance sheet at 1 January 2005 to present the Group’s 2005 opening position under IAS 32 and 39 was included within the interim financial statements for Quarter 1 2005. Appendix A reconciles attributable profit for the three months and year ended 31 December 2004, as previously reported under UK GAAP to IFRS.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 and 2004 have been extracted from the unaudited financial statements of Smith & Nephew plc which will be delivered to the Registrar of Companies in due course. The auditors have issued an unqualified opinion on the Group’s statutory financial statements under UK GAAP for the year ended 31 December 2004, which have been filed with the Registrar of Companies.

2.	Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit of £222.7 million (2004 - £194.6 million) by the weighted (basic) average number of ordinary shares in issue of 938 million (2004 – 935 million). The diluted weighted average number of ordinary shares in issue is 943 million (2004 – 942 million).

3 Months 2004	3 Months 2005		Year Ended 2005	Year Ended 2004

6.20p	7.11p	Adjusted basic earnings per share	23.74p	20.81p

6.14p	7.09p	Adjusted diluted earnings per share	23.62p	20.66p

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

3.	Revenue by segment to 31 December 2005 was as follows:

3 Months 2004 £m	3 Months 2005 £m		Year Ended 2005 £m	Year Ended 2004 £m	Underlying growth in revenue %
					3 Months	Year
		Revenue by business segment
156.9	190.5	Orthopaedics	698.3	588.7	15	16
82.7	94.1	Endoscopy	334.2	304.8	9	8
92.6	100.2	Advanced Wound Management	374.6	355.0	6	4

332.2	384.8		1,407.1	1,248.5	11	11

		Revenue by geographic market
108.6	116.3	Europe F	440.7	409.7	7	6
160.3	194.5	United States	694.2	608.5	12	12
63.3	74.0	Africa, Asia, Australasia, other America	272.2	230.3	16	15

332.2	384.8		1,407.1	1,248.5	11	11

F	Includes United Kingdom 12 months revenue of £131.2 million (2004 - £122.5 million) and 3 months revenue of £34.4 million (2004 - £27.7 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Foreign currency translation effect %	Acquisitions effect %	Underlying growth in revenue %
Year
Orthopaedics	19	(2)	(1)	16
Endoscopy	10	(2)	—	8
Advanced Wound Management	5	(1)	—	4

	13	(2)	—	11

3 Months
Orthopaedics	21	(6)	—	15
Endoscopy	14	(5)	—	9
Advanced Wound Management	8	(2)	—	6

	16	(5)	—	11

4.	Trading and operating profit by segment to 31 December 2005 was as follows:

3 Months 2004 £m	3 Months 2005 £m		Year Ended 2005 £m	Year Ended 2004 £m
		Trading Profit by business segment
39.8	48.6	Orthopaedics	167.0	137.7
19.9	23.4	Endoscopy	69.9	61.3
15.6	17.3	Advanced Wound Management	53.4	50.7

75.3	89.3		290.3	249.7

		Operating Profit by business segment
(41.2)	47.4	Orthopaedics	161.7	54.3
19.6	23.2	Endoscopy	60.8	60.3
15.6	(5.9)	Advanced Wound Management	14.8	50.7

(6.0)	64.7		237.3	165.3

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

5.	Restructuring and rationalisation costs comprise a charge against Advanced Wound Management of £38.6 million relating to the decision to exit DERMAGRAFTà and related products and £8.4 million for the rationalisation of Endoscopy manufacturing facilities.

6.	In 2004, the macrotextured claim of £80.0 million represented provision for the amount due from excess layer insurers who had declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remained unavailable.

The cumulative number of revisions of the macrotextured knee product was 955 on 31 December 2005 compared with 923 at the end of Quarter Three 2005. This represents 32% of the total implanted. Settlements with patients have been achieved in respect of 771 (Quarter Three 685 settlements) revisions. Costs of £45.9 million (2004 - £13.4 million) are in dispute with insurers and are provided in full. £43.6 million of provision (2004 - £66.6 million) remains to cover future settlement costs. At 27 January 2006 the cumulative number of revisions was 961.

7.	Taxation of £86.4 million (2004 - £72.6 million) for the year on the profit before amortisation of acquisition intangibles, the macrotextured claim, restructuring and rationalisation costs, the fair value of hedge of anticipated sale proceeds of joint venture and discontinued operations is at the effective rate of 29.6% (2004 –28.8%). A taxation benefit of £16.1 million arises on the restructuring and rationalisation costs (2004 - £28.0 million on the macrotextured claim). Of the £70.3 million (2004 - £44.6 million) taxation charge £56.3 million (2004 - £31.2 million) relates to overseas taxation.

8.	In December 2005 the Group agreed the sale of its 50% interest in the BSN joint venture. Following the Group announcing its intention to sell this interest it ceased to equity account for the joint venture results from 1 October 2005. The share of results of the joint venture is after interest payable of £1.1 million (2004 - £1.4 million) and taxation of £6.3 million (2004 - £6.9 million) in the nine months to 1 October 2005 and a dividend in Quarter Four 2005 of £4.3 million. The Group’s share of revenue of the joint venture for the nine months to 1 October 2005 is £127.4 million (2004 – £165.9 million for the year). The Group’s discontinued operations earnings per share for the year is: basic 1.80p (2004 – 1.66p) and diluted 1.80p (2004 – 1.64p).

9.	An interim dividend for 2005 of £19.7 million being 2.1 pence per ordinary share (2004 – 1.9 pence per ordinary share) was paid on 11 November 2005. A second interim dividend of 6.1 US cents per ordinary share has been declared by the Board (2004 – final dividend of 3.2 pence per ordinary share). UK shareholders will receive 3.5 pence per ordinary share. This is payable on 12 May 2006 to shareholders whose names appear on the register at the close of business on 21 April 2006. Shareholders may participate in the dividend re-investment plan.

10.	The movement in total equity for the year was as follows:

	2005 £m	2004 £m
Opening equity as at 1 January	702.0	610.4
Restatement for the effects of IAS 32 and 39	(5.5)	—

Restated opening equity as at 1 January	696.5	610.4
Attributable profit for the period	186.7	138.2
Equity dividends paid	(49.7)	(46.7)
Exchange adjustments	10.8	0.1
Gains on cash flow hedges	9.1	—
Actuarial losses on defined benefit plans	(10.3)	(14.6)
Share based payment recognised in the income statement	7.4	6.1
Taxation on items taken directly to equity	2.0	4.6
Issue of ordinary share capital	10.5	8.0
Own shares purchased	(0.2)	(4.1)

Closing equity	862.8	702.0

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

11.	Net debt as at 31 December 2005 comprises:

	2005 £m	2004 £m
Cash and bank	88.4	32.6
Long-term borrowings	(122.6)	(152.6)
Bank overdrafts and loans due within one year	(132.1)	(32.3)
Net currency swap (liabilities)/ assets	(11.6)	31.6

	(177.9)	(120.7)

The movements in the year were as follows:

Opening net debt as at 1 January	(120.7)	(136.7)
Cash flow before financing activities	37.0	71.3
Loan notes issued on acquisition	—	(50.3)
Proceeds from issue of ordinary share capital	10.5	8.0
Own shares purchased	(0.2)	(4.1)
Equity dividends paid	(49.7)	(46.7)
Exchange adjustments	(54.8)	37.8

Closing net debt	(177.9)	(120.7)

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS

APPENDIX A – Unaudited Reconciliation of Attributable Profit for the 3 months and year ended 31 December 2004

Year	As reported under UK GAAP G £m	Joint venture presentation change H £m	Accounting policy changes under IFRS I £m	Restated IFRS £m
Revenue	1,248.5	—	—	1,248.5
Cost of goods sold	(334.8)	—	—	(334.8)
Selling, general and administrative expenses	(595.8)	—	(1.8)	(597.6)
Research and development expense	(66.4)	—	—	(66.4)

Trading profit (i)	251.5	—	(1.8)	249.7
Macrotextured claim	(80.0)	—	—	(80.0)
Amortisation of acquisition intangibles (ii)	(20.5)	—	16.1	(4.4)

Operating profit	151.0	—	14.3	165.3
Interest receivable	16.8	—	—	16.8
Interest payable (iii)	(13.7)	1.4	(0.7)	(13.0)
Other finance costs (iv)	—	—	(1.8)	(1.8)

Profit before taxation	154.1	1.4	11.8	167.3
Taxation (v)	(52.7)	6.9	1.2	(44.6)

Profit from continuing operations	101.4	8.3	13.0	122.7
Discontinued operations: share of results of the joint venture	23.8	(8.3)	—	15.5

Attributable profit	125.2	—	13.0	138.2

3 Months
Revenue	332.2	—	—	332.2
Cost of goods sold	(88.4)	—	—	(88.4)
Selling, general and administrative expenses	(150.8)	—	(0.7)	(151.5)
Research and development expense	(17.0)	—	—	(17.0)

Trading profit (i)	76.0	—	(0.7)	75.3
Macrotextured claim	(80.0)	—	—	(80.0)
Amortisation of acquisition intangibles (ii)	(5.2)	—	3.9	(1.3)

Operating profit	(9.2)	—	3.2	(6.0)
Interest receivable	1.8	—	—	1.8
Interest payable (iii)	(0.7)	0.4	(0.2)	(0.5)
Other finance costs (iv)	—	—	(0.5)	(0.5)

Profit before taxation	(8.1)	0.4	2.5	(5.2)
Taxation (v)	3.8	1.8	0.2	5.8

Profit from continuing operations	(4.3)	2.2	2.7	0.6
Discontinued operations: share of results of the joint venture	6.3	(2.2)	—	4.1

Attributable profit	2.0	—	2.7	4.7

G	The order and description of items presented as “reported under UK GAAP” have been amended to enable a direct comparison with IFRS presentation.
H	Under IFRS the Group’s share of the after tax results of the joint venture is included as a single line item after the Group’s post tax results.
I	The accounting policy changes are as follows: (i) the trading profit reduction in the year relates to share based payment costs of £4.4 million (£1.2 million in the three months) and other costs of £1.0 million (£0.5 million in the three months) partially offset by £3.6 million (£1.0 million in the three months) benefits on pension current service costs; (ii) there is no goodwill amortisation; (iii) interest payable is increased due to reclassification of a lease; (iv) finance costs represent pension financing; and (v) certain of these adjustments have a consequential deferred tax effect.

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS

APPENDIX B - Unaudited Restatement to US $

Income statement

	2005					2004 Year $m
	Q1 $m	Q2 $m	Q3 $m	Q4 $m	Year $m
Revenue:
Orthopaedics	313	320	302	332	1,267	1,085
Endoscopy	151	150	141	164	606	562
Advanced Wound Management	164	172	169	174	679	654

	628	642	612	670	2,552	2,301

Trading Profit:
Orthopaedics	75	77	66	85	303	254
Endoscopy	30	30	25	42	127	114
Advanced Wound Management	19	22	26	30	97	92

	124	129	117	157	527	460

Restructuring and rationalisation costs	—	—	(44)	(40)	(84)	—
Macrotextured claim	—	—	—	—	—	(154)
Amortisation of acquisition intangibles	(3)	(3)	(2)	(3)	(11)	(8)
Net interest and other finance costs	3	2	—	(2)	3	4
Fair value of hedge of anticipated sale proceeds of joint venture	—	—	—	2	2	—

Profit before taxation	124	128	71	114	437	302
Taxation	(38)	(39)	(18)	(34)	(129)	(80)

Profit from continuing operations	86	89	53	80	308	222
Profit from discontinued operations	7	8	9	7	31	28

Attributable profit	93	97	62	87	339	250

Basic earnings per share	9.9 ¢	10.4 ¢	6.6 ¢	9.3 ¢	36.2 ¢	26.7 ¢

Adjusted earnings per share

In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider will distort comparability, either due to their significant, non-recurring nature or as a result of specific accounting treatments. Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average of ordinary shares.

	2005								2004 Year $m
	Q1 $m		Q2 $m		Q3 $m		Q4 $m	Year $m
Attributable profit	93		97		62		87	339	250
Adjustments:
Macrotextured claim	—		—		—		—	—	154
Restructuring and rationalisation costs	—		—		44		40	84	—
Amortisation of acquisition intangibles	3		3		2		3	11	8
Fair value of hedge of anticipated sale proceeds of joint venture	—		—		—		(2)	(2)	—
Tax on excluded items	—		—		(17)		(12)	(29)	(54)

Adjusted attributable profit	96		100		91		116	403	358

Adjusted basic earnings per share	10.2	¢	10.7	¢	9.7	¢	12.4 ¢	43.0 ¢	38.3	¢

Average rate in the period
£ to $	1.90		1.83		1.80		1.73	1.81	1.84
€ to $	1.30		1.24		1.23		1.18	1.24	1.25

SMITH & NEPHEW plc

2005 QUARTER FOUR AND FULL YEAR RESULTS

APPENDIX B - Unaudited Restatement to US $ (continued)

Balance Sheet

	2005				2004 Year $m
	Q1 $m	Q2 $m	Q3 $m	Q4 $m
ASSETS
Non-current assets
Property, plant and equipment	565	578	579	589	557
Intangible assets	709	695	673	672	721
Investment in joint venture	221	218	228	—	232
Investments	10	10	10	10	9
Non-current receivables	2	1	1	1	2
Non-current asset derivatives	11	—	—	—	47
Deferred tax assets	129	143	138	132	130

	1,647	1,645	1,629	1,404	1,698

Current assets
Inventories	593	611	633	610	547
Trade and other receivables	597	583	572	619	573
Current asset derivatives	46	10	24	10	42
Cash and bank	143	96	120	152	62

	1,379	1,300	1,349	1,391	1,224
Held for sale – investment in joint venture	—	—	—	217	—

TOTAL ASSETS	3,026	2,945	2,978	3,012	2,922

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent	1,424	1,373	1,429	1,482	1,348

Non-current liabilities
Long-term borrowings	197	207	186	210	293
Retirement benefit obligation	279	292	256	190	282
Other payables due after one year	7	7	6	16	26
Provisions – due after one year	58	47	50	48	61
Non-current liability derivatives	—	—	—	—	4
Deferred tax liabilities	79	74	57	53	79

	620	627	555	517	745

Current liabilities
Trade and other payables	466	447	471	452	444
Bank overdrafts and loans due within one year	215	206	208	227	62
Provisions – due within one year	81	78	67	90	96
Current liability derivatives	4	12	22	30	24
Current tax payable	216	202	226	214	203

	982	945	994	1,013	829

Total liabilities	1,602	1,572	1,549	1,530	1,574

TOTAL EQUITY AND LIABILITIES	3,026	2,945	2,978	3,012	2,922

Exchange rate at end of period
£ to $	1.89	1.77	1.77	1.72	1.92
€ to $	1.30	1.20	1.21	1.18	1.36

Net Debt
Cash and bank	143	96	120	152	62
Long-term borrowings	(197)	(207)	(186)	(210)	(293)
Bank overdrafts and loans due within one year	(215)	(206)	(208)	(227)	(62)
Net currency swap assets/(liabilities)	53	(2)	2	(20)	61

	(216)	(319)	(272)	(305)	(232)